

02014542

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 14, 2002

Compañía Internacional de Telecomunicaciones S.A.
(Exact name of registrant as specified in its charter)

International Telecommunications Company Inc.
(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F ___X___   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___   No ___X___

(If "Yes" is marked, indicate below
the file number assigned to the registrant in
connection with Rule 12g3-2(b):) ___N/A___

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

TABLE OF CONTENTS

FREE TRANSLATION

Compañía Internacional de Telecomunicaciones S.A.

Buenos Aires, February 12, 2002

Señores
Bolsa de Comercio de Buenos Aires
Present

<u>Re</u>: Appointment of the Board of Directors

Dear Sirs:

I am addressing you on behalf of Compañía Internacional de Telecomunicaciones S.A., located at Tucumán 1, 18th floor, pursuant to article 23 of the Buenos Aires Stock Exchange Regulations.

Please be advised that the Board of Directors, in its 126th meeting on the present day, appointed Mr. Miguel Angel Gutiérrez as Vice Chairman of the Board.

To this end and in anticipation of this meeting, Mr. Miguel Angel Gutiérrez was elected as director and Mr. Juan Carlos Ros Brugueras was elected as the alternate director in the annual shareholders meeting. Both were already members of the Board.

Accordingly, the Board is now organized as follows:

<u>Principal Directors</u>: Carlos Fernández-Prida, Antonio Viana-Baptista (President), Miguel Angel Gutiérrez (Vice President), Jacinto Díaz Sánchez, Juan Carlos Cassagne, Mario Eduardo Vázquez, Carlos José Miguens y Guillermo Harteneck.

<u>Substitute Directors</u>: Javier Benjumea Llorente, Santiago Tomás Soldati, Gaspar Ariño Ortíz, José Manuel Fernández Norniella, Alfredo Jorge Mac Laughlin, Juan Carlos Ros Brugueras, Juan Ignacio López Basavilbaso y Luis Ramón Freixas Pinto.

<u>Secretary of the Board</u>: Fernando Raúl Borio

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Internacional de Telecomunicaciones S.A.

Date: February 14, 2002

By: /s/ Fernando Raul Borio

Name: Fernando Raul Borio

Title: General Secretary